                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*



                            MAI SYSTEMS CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  552620 20 5
                   -----------------------------------------
                                (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   552620 20 5            SCHEDULE 13G        PAGE   2   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CSA HOLDINGS LTD.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          SINGAPORE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER            517,319*
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER           -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER      517,319*

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          517,319*

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.1%*
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO

          ---------------------------------------------------------------------





     *Subject to adjustment.  See "Additional Explanation" below.

CUSIP NO.   552620 20 5            SCHEDULE 13G        PAGE   2   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CSA PTE. LTD.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          SINGAPORE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER            517,319*
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER           -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER      517,319*

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          517,319*

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.1%*
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO

          ---------------------------------------------------------------------





     *Subject to adjustment.  See "Additional Explanation" below.

ITEM 1.           ISSUER'S NAME AND ADDRESS OF PRINCIPLE EXECUTIVE OFFICER

         (a)      MAI Systems Corporation (the "Issuer")

         (b)      9600 Jeronimo Road
                  Irvine, CA  92718


ITEM 2.           INFORMATION CONCERNING PERSON FILING

         (a)      Name of Person Filing:
                  CSA Holdings Ltd.

         (b)      Address of Principal Business Office or, if None, Residence:
                  221 Henderson Road #08-01
                  Henderson Building
                  Singapore  159557.

         (c)      Citizenship:
                  Not applicable

         (d)      Title of Class of Securities:
                  Common Stock

         (e)      CUSIP Number:
                  552620 20 5

ITEM 3.           STATUS OF PERSON FILING

                  Not applicable.

ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned:517,319*

         (b)      Percent of Class:         5.1%*

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: -0-

                  (ii)     shared power to vote or direct the vote: 517,319*

                  (iii) sole power to dispose or to direct the disposition of: -0-

                  (iv) shared power to dispose or to direct the disposition of: 517,319*

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable

*Subject to adjustment.  See "Additional Explanation" below.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.

ITEM 1.           ISSUER'S NAME AND ADDRESS OF PRINCIPLE EXECUTIVE OFFICER

         (a)      MAI Systems Corporation (the "Issuer")

         (b)      9600 Jeronimo Road
                  Irvine, CA  92718


ITEM 2.           INFORMATION CONCERNING PERSON FILING

         (a)      Name of Person Filing:
                  CSA Pte. Ltd.

         (b)      Address of Principal Business Office or, if None, Residence:
                  221 Henderson Road #08-01
                  Henderson Building
                  Singapore  159557.

         (c)      Citizenship:
                  Not applicable

         (d)      Title of Class of Securities:
                  Common Stock

         (e)      CUSIP Number:
                  552620 20 5

ITEM 3.           STATUS OF PERSON FILING

                  Not applicable.

ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned:517,319*

         (b)      Percent of Class:         5.1%*

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: -0-

                  (ii)     shared power to vote or direct the vote: 517,319*

                  (iii) sole power to dispose or to direct the disposition of: -0-

                  (iv) shared power to dispose or to direct the disposition of: 517,319

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.

ADDITIONAL EXPLANATION:

         On August 9, 1996, MAI Systems Corporation, a Delaware corporation ("MAI"), issued 1,184,385 shares of its Common Stock to Hotel Information Systems, Inc., a California corporation ("HIS"), in exchange for substantially all of the assets of HIS (the "Acquisition"). CSA Pte. Ltd., a Singapore corporation ("CSA"), a wholly-owned subsidiary of CSA Holdings Ltd., was at that time a holder of preferred stock of HIS. In addition, prior to the Acquisition CSA held a convertible debenture (the "Debenture") of HIS. MAI assumed the obligations of HIS under the Debenture as part of the Acquisition and on August 9, 1996, MAI issued 122,919 shares of MAI Common Stock to CSA Pte. Ltd. in payment of the Debenture. On February 3, 1997, HIS distributed 394,400 shares of MAI Common Stock to CSA as a liquidating distribution with respect to the HIS preferred stock held by CSA. Pursuant to a Put/Call and Registration Rights Agreement dated as of August 9, 1996 between MAI and HIS, upon the sale by CSA of the shares of MAI Common Stock held by it in compliance with the terms of such agreement, MAI is required to issue additional shares to CSA (or the purchaser from CSA) so that the aggregate price realized by CSA in such sale equals the number of shares sold multiplied by a per share price initially equal to $9.25 and increased monthly after August 9, 1996 by 1/12 of the annualized yield for United States government securities with a maturity of six months (the "T-bill yield"). On February 9, 1998, the last sale price of MAI's Common Stock on the American Stock Exchange was $1.75, and if CSA sold all of its shares of MAI Common Stock on such date in compliance with the terms of the Put/Call Agreement, MAI would be required to issue an additional 2,217,081 shares to CSA or the purchaser in the transaction, plus a number of shares equivalent to the T-bill yield since August 9, 1996.


















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

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998


                                             CSA HOLDINGS LTD.


                                             By: /s/ Kevin Kwok
                                                 -----------------------------
                                                 Kevin Kwok
                                                 Chief Financial Officer


                                             COMPACT SYSTEM ADVISORS (PRIVATE)
                                             LIMITED

                                             By: /s/ Kevin Kwok
                                                 -----------------------------
                                                 Kevin Kwok
                                                 Chief Financial Officer

                                    EXHIBIT A

                            Agreement of Joint Filing



Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated February 11, 1998, containing the information required by
Schedule 13G, for the shares of Common Stock of MAI Systems Corporation, which are held of record by Computer Systems Advisors (Private) Limited and CSA Pte. Ltd. and beneficially owned by the undersigned.

Each of the undersigned hereby expressly disclaims beneficial ownership of any of such shares as to which he or it does not have an actual pecuniary interest.

DATED:  February 11, 1998



                                            CSA HOLDING LTD.

                                            By: /s/ Kevin Kwok
                                                -----------------------------
                                                Kevin Kwok
                                                Chief Financial Officer



                                            COMPUTER SYSTEMS ADVISORS (PRIVATE)
                                            LIMITED

                                            By: /s/ Kevin Kwok
                                                -----------------------------
                                                Kevin Kwok
                                                Chief Financial Officer








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